Jenkens & Gilchrist Parker Chapin LLP

                                                              AUSTIN, TEXAS
                             THE CHRYSLER BUILDING           (512) 499-3800
                             405 LEXINGTON AVENUE           CHICAGO, ILLINOIS
                           NEW YORK, NEW YORK 10174          (312) 425-3900
                                                              DALLAS, TEXAS
Martin Eric Weisberg            (212) 704-6000               (214) 855-4500
 (212) 704-704-6050         FACSIMILE (212) 704-6288         HOUSTON, TEXAS
mweisberg@jenkens.com                                        (713) 951-3300
                               www.jenkens.com           LOS ANGELES, CALIFORNIA
                                                             (310) 820-8800
                                                          PASADENA, CALIFORNIA
                                                            (626) 578-7400
                                                           SAN ANTONIO, TEXAS
                                                            (210) 246-5000
                                                            WASHINGTON, D.C.
                                                             (202) 326-1500

                               September 24, 2004


VIA EDGAR AND OVERNIGHT COURIER

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549


                  Re:      Ramp Corporation
                           Form S-3 filed August 20, 2004
                           Registration Statement No. 333-118457
                           -------------------------------------


Dear Ms. Jacobs:

         We have reviewed your comment letter dated September 15, 2004, sent to Ramp Corporation (the "Company"). On behalf of the Company and based upon the Company's representations to us, we hereby respond to each comment set forth in your comment letter. The numbered paragraphs in this letter correspond to the consecutively numbered paragraphs in the comment letter.

Form S-3
--------

         1. As discussed with the Staff, the letter of intent entered into on April 22, 2004 to acquire substantially all of the electronic medical record software business operated by Berdy Medical Systems, Inc. ("Berdy") is subject to the satisfaction of customary closing conditions, including the negotiation and execution of a definitive purchase agreement. To date, no definitive purchase agreement has been executed by the parties and there is no assurance that such

                     Jenkens & Gilchrist Parker Chapin LLP

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
September 24, 2004
Page 2


transaction will be consummated. We have revised the disclosure under the "Recent Developments" section on page 6 of the prospectus (which forms a part of the Amendment No. 1 to the Registration Statement on Form S-3, no. 333-118457 (the "Registration Statement")) to clearly indicate that the purchase agreement has not been and may not be executed and that no assurance can be given that a definitive purchase agreement will be entered into on terms satisfactory to the Company, or that such transaction will be consummated. As a result, under Rule 3-05(a)(1)(i) of Regulation S-X, the closing of the transaction is not "probable" and financial statements or pro forma financial information are not required to be filed with the Commission.

For the Staff's information, although the closing of the transaction is not "probable", for purposes of potential disclosure requirements on Form 8-K, the Company has performed an analysis on its financial statements in comparison to the financial statements of Berdy to determine if Berdy meets any of the "significant subsidiary" tests under Rule 1-02(w) of Regulation S-X. As a result of the Company's analysis, under Rule 3-05(b)(2)(i), no financial statements or pro forma financial information of Berdy would be required to be filed if the acquisition is consummated.

The amendment to the Registration Statement was previously filed with the Commission on September 24, 2004.

Legal Matters, page 27
----------------------

2. As requested by the Staff and in accordance with Item 509 of Regulation S-K, the Company has revised the disclosure regarding the issuance of 4,000,000 shares of common stock of the Company to Martin Eric Weisberg, Esq., for the benefit of Jenkens & Gilchrist Parker Chapin LLP, for services provided to the Company, and included such revised disclosure on page 18 of the "Description of the Transactions" section of the prospectus and on page 29 under a revised section heading of the prospectus entitled "Legal Matters/Interests of Counsel".

Conclusion
----------

         The Company believes that the amended Registration Statement, together with the Company's statements set forth in this letter, satisfy all of the comments set forth in your letter. As discussed with the Staff, the Company has revised the disclosure in the prospectus forming a part of the Registration Statement to specifically incorporate the Company's Current Reports on Form 8-K filed with the Commission on September 13, 2004 and September 17, 2004, respectively, and has revised the disclosure in the prospectus accordingly.

         As discussed with the Staff, request is hereby made for acceleration of the effectiveness of the above-referenced Registration Statement under the Securities Act of 1933, as amended, of the Company to Monday, September 27, 2004 at 5:00 p.m., or as soon thereafter as practicable.

                     Jenkens & Gilchrist Parker Chapin LLP

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
September 24, 2004
Page 3


         In connection with the Company's request for acceleration of the Registration Statement, the Company hereby acknowledges that:

         o should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please feel free to call me at (212) 704-6050 if you have any questions or if you require further information.

                                                    Very truly yours,


                                                    /s/ Martin Eric Weisberg
                                                    Martin Eric Weisberg



cc:  Tangela Richter, Esq.
     Mr. Andrew Brown
     Mr. Hank Clark
     Mr. Jeffrey Thomson
     Stephen G. Cordaro, Esq.